Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 15, 2013

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Prime Acquisition Corp. Schedule TO-I

Filed: February 26, 2013

File No.: 005-86162

Dear Mr. Duchovny:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 14, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I filed February 26, 2013 (the “Schedule TO”).

In order to facilitate the review by the Commission’s staff (the “Staff”) we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below restate and respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Unless otherwise noted, page numbers refer to the Offer to Purchase (the “Offer to Purchase”) included as Exhibit (a)(1)(A) to the Schedule TO.

Offer to Purchase

General

1.	We note disclosure throughout the current Offer to Purchase that describes the tender offer that will occur in connection with the business combination (the “second tender offer”). Please note that it is the Staff’s view that such disclosure constituted a public announcement of the second tender offer, as such term is defined in Exchange Act Rule 14e-5(c)(5). Consequently, the current tender offer is subject to the prohibition on purchases or arrangements to purchase the subject securities outside the second tender offer. Please provide us an analysis of the Company’s compliance with the prohibitions of Rule 14e-5. In responding to this comment, please refer to Rule 14e-5(c)(5) and Question I.A.2 and I.L.1 of our July 2001 Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Daniel F. Duchovny March 15, 2013 Page 2

The Company is providing the Staff with a separate request for exemptive relief with respect to Rule 14e-5.

2.	We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made on February 25, 2013. We also note that you entered into the put agreement with the AQR Funds on the same date. As a result, your agreement with the AQR Funds is subject to Rule 14e-5 as an arrangement to purchase those security holders’ securities. Please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

The company does not believe that the put agreements with the AQR funds are an arrangement to purchase subject to Rule 14e-5 (the “Rule”). Pursuant to the Rule, a covered person may not purchase or arrange to purchase a covered security except pursuant to a tender offer from “the time of public announcement of the tender offer until the tender offer expires.” The adopting release for Rule 14e-5 (Release No. 34-42055) further explains that rule’s restrictions apply “from the time holders of subject securities, or the public more generally, are notified of the tender offer.”

Although the put agreements with the AQR funds were entered into on the same day that the tender offer was initiated, they were entered into prior to the time that the holders of subject securities, or the public, was notified of the tender offer by the Company’s filing of the Schedule TO with the SEC, and therefore are not subject to Rule 14e-5.

3.	We note the disclosure on page 12 indicating that the Company will grant shareholders of the combined company who elect not to redeem their shares in such tender offer one (1) warrant for every four (4) shares not redeemed. Please advise us which exemption from registration under the Securities Act of 1933 the Company is relying upon to issue the warrants.

The Company believes that it can rely upon one of two exemptions in connection with this issuance of warrants. The Company will issue the warrants as a dividend, with holders of non-public shares agreeing not to receive the warrant dividend. Based on the foregoing, the Company believes that it can rely on the following exemptions:

•	Securities Act Section 2(a)(3): As the Company will receive no consideration for the declaration of the dividend, the issuance of the warrants pursuant to a dividend would not be considered a sale of such securities under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”) and therefore exempt from registration.

•	Securities Act Section 3(a)(9): Securities Act Section 3(a)(9) exempts the exchange of securities by an issuer with existing security holders as long as no consideration or remuneration is paid for soliciting the exchange. Pursuant to Securities Act Sections Compliance and Disclosure Interpretations Question 125.01, the issuance of stock paid as dividends on outstanding securities would be exempt pursuant to Section 3(a)(9). Since no consideration for soliciting the dividend would be paid in the case of the warrant dividend, the issuance of the warrants pursuant to a dividend would be exempt pursuant to Section 3(a)(9).

Daniel F. Duchovny March 15, 2013 Page 3

Based on the foregoing, the Company believes that it can issue warrants pursuant to a dividend without registration under the Securities Act.

4.	In the section discussing the put agreement with AQR Funds on page 14, we note the disclosure that Chardan Capital Markets, the lead underwriter in the Company’s initial public offering, will receive a fee of $.20 per share upon closing of the Acquisition. Please advise us in your response letter why Chardan Capital Markets is receiving such fee.

Chardan Capital Markets is receiving the fee pursuant to the put agreement for its role in negotiating the put arrangement with the AQR funds.

Please call me at 212 407-4866 is you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner